Pluri Inc.

MATAM Advanced Technology Park,
Building No. 5, Haifa, Israel 3508409

September 23, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Pluri Inc. (CIK 0001158780)
Registration Statement No. 333-290338 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

Pluri Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on September 25, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by an email or phone call to Howard E. Berkenblit, Esq. of Sullivan & Worcester LLP at hberkenblit@sullivanlaw.com or 617-338-2979.

Very truly yours,

Pluri INC.

By:	/s/ Liat Zalts
Liat Zalts Chief Financial Officer